30 Rockefeller Plaza New York, NY 10112-2200 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

MARTIN NUSSBAUM

martin.nussbaum@dechert.com +1 212 698 3596 Direct +1 212 698 0496 Fax

November 2, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:                                         Robert S. Littlepage
Kenya Wright Gumbs

Re:                               Monster Worldwide, Inc.
Item 4.02 Form 8-K
Filed October 25, 2006
File No. 000-21571

Ladies and Gentlemen:

At the request of our client, Monster Worldwide, Inc. (the “Company”), we are responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated October 25, 2006 from Robert S. Littlepage of the Commission to Mr. Baker of the Company relating to the Form 8-K (File No. 000-21571) of the Company filed with the Commission on October 25 (the “October 25th 8-K”).

The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made.  For your convenience, we have included above each response a copy of the comment to which we are responding.

Comments and Responses:

1.              Comment: We note that you intend to file restated financial statements.  Please tell us how, and when, you will file them.

In Item 4.02(a) of the October 25th 8-K, Monster Worldwide, Inc. indicated that although the Special Committee has not yet completed its review, the Company anticipates that a conclusion of the investigation will indicate that the exercise price of a substantial number of stock option grants during the period under review differed from the fair market value of the underlying shares on the recorded measurement date. The Company also disclosed that

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San Francisco  Washington DC  EUROPE  Brussels  London  Luxembourg  Munich  Paris

Securities and Exchange Commission Division of Corporation Finance November 2, 2006 Page 2

it is still conducting its accounting analysis and has not yet determined definitively the impact of these differences on the Company’s historical financial statements.

Additionally, in Item 8.01 of the October 25th 8-K, the Company disclosed that a NASDAQ Listing Qualifications Panel has granted the Company’s request for continued listing of the Company’s securities on The NASDAQ Stock Market.  Monster Worldwide’s continued listing is subject to certain conditions, including: (1) on or before December 13, 2006, the Company must file its Form 10-Q for the quarter ended June 30, 2006, as well as any necessary restatements; and (2) on or about November 3, 2006, the Company must submit to NASDAQ additional information regarding the Special Committee’s independent review of the Company’s historical stock option practices and related accounting.

The Company will file restated financial statements upon the completion of the investigation by the Special Committee.  The Company anticipates that such filings will occur on or before December 13, 2006.

The Company proposes to restate only its Annual Report on Form 10-K for the year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the three months ended March 31, 2006 to affect the restatements of its financial statements.  Prior to June 30, 2001, the Company completed numerous pooling-of-interest business combinations for which it restated its financial statements to retroactively account for the pooling transactions.  Beginning with the March 31, 2003 spin-off of the Company’s former subsidiaries into Hudson Highland Group, Inc. (NASDAQ: HHGP), the Company has restated its financial statements on seven separate occasions through March 31, 2006 for business dispositions accounted for as discontinued operations.  In addition, the business dispositions and changes in the Company’s operating structure have resulted in modifications to the Company’s reportable operating segments, such that its current segment disclosures are no longer consistent with operating segment disclosures in certain of the historical periods.   As a result, the Company does not believe that it is practical, or useful to investors, to restate its previously filed annual or quarterly financial statements contained in periodic filings prior to the December 31, 2005 Annual Report on Form 10-K.

The Company proposes to disclose, in a tabular format, the annual impact (from 1997 – 2005) of the stock option accounting adjustments on a pre-tax basis for each significant category of adjustment in its restated Form 10-K.  The Company will also disclose the annual tax impact of the adjustments, as well as any potential income tax adjustments related to IRC 162(m) resulting from adjustments due to grant date changes.

Securities and Exchange Commission Division of Corporation Finance November 2, 2006 Page 3

The Company will also provide restated unaudited statements of operations for each fiscal quarter of 2004 and 2005, in its restated Form 10-K for the year ended December 31, 2005.

2.              Comment: Your disclosure provides little quantitative insight into the significance of your misstatements.  Please amend your filing to disclose, at least, an estimated range of values you have discovered to date that resulted in your determination that your financial statements for years 1997 through 2005 should not longer be relied upon.

As noted above, the Company has not yet determined definitively the impact of the stock option dating issues on the Company’s historical financial statements.  On behalf of the Company, we have had preliminary conversations with the Office of the Chief Accountant seeking guidance on the methodology for determining the applicable measurement dates in order to compute the amounts of the charges which the Company should appropriately recognize in connection with its historical stock option grants.  While the Company believes that the effect on the financial statements will be material, by virtue of the inability to determine the measurement dates at this time, the Company cannot at present quantify or estimate the extent of the charges or impact on the financial statements for the periods in question.  The Company intends to amend its Form 8-K once a reasonably accurate estimated range can be determined.

In connection with the Staff’s request, the Company acknowledges the following:

1.               The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.               The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any additional questions or requires additional information regarding this filing, please contact Charles Baker (212-351-7005) or the undersigned.

Securities and Exchange Commission Division of Corporation Finance November 2, 2006 Page 4

Sincerely,

Martin Nussbaum